UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2025

Azul Announces Lessors Equity Issuance Date

São Paulo, March 28, 2025 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or “Company”) announces today that the closing date of the lessors equity issuance has been determined and is expected to occur on April 3, 2025.

As disclosed by the Company on February 4, 2025, the lessor equity issuance is being conducted through a private subscription of new non-voting shares with preemptive rights for existing shareholders. Lessors have entered into binding agreements to subscribe for 96,009,988 preferred shares in exchange for the elimination of equity issuance obligations owed to lessors totaling approximately US$525 million (or R$3.1 billion at the agreed exchange rate).

On March 24, 2025, the Company disclosed that the period for the subscription of the unsubscribed shares began on March 25, 2025 and will end on March 31, 2025. Accordingly, the Company expects to issue the relevant non-voting shares on April 3, 2025.

The lessors have agreed to lock-up restrictions on the trading of the AZUL4 non-voting shares (including in the form of ADRs) that they will receive. The lockups include the following release schedule:

•	25,727,565 preferred shares to be released on July 3, 2025;
•	36,866,279 preferred shares to be released on October 3, 2025;
•	11,138,715 preferred shares to be released on January 3, 2026;
•	11,138,715 preferred shares to be released on April 3, 2026; and
•	11,138,715 preferred shares to be released on July 3, 2026.

In addition, Azul has continued to work collaboratively with its creditors, and pursuant to the terms of its existing second out secured bonds, by April 30, 2025, the Company will mandatorily exchange US$274.6 million of debt into preferred shares (including those represented by ADRs) at R$3.58 per preferred share. While the preferred shares and ADRs will be freely tradable, the Company is exploring the possibility of negotiating lock-up agreements with certain holders of its second out secured bonds. There can be no assurance that any lock-up agreements will be reached, and the Company will communicate to the market if such agreements are entered into.

The Company will keep its shareholders and the market in general duly informed of any updates related to the matters discussed herein through the disclosure of a notice to the market or material fact, as applicable, published on the Company's website (www.ri.voeazul.com.br), CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Important Notes

This communication is for informational purposes only and is not intended to be published or distributed, directly or indirectly, in the United States or any other jurisdiction. This communication does not and shall not constitute an offer to sell, or the solicitation of an offer to buy, any Preferred Shares or other securities of the Company. There will be no potential offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful. Any potential offer will only be made to such people and in such jurisdictions as is permitted by applicable law. The potential offering of any securities will not be registered under the Securities Act of 1933, as amended (“Securities Act”). No securities of the Company may be offered or sold absent registration under, pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL) is the largest airline in Brazil in terms of number of flights and cities served, with approximately 1,000 daily flights to more than 160 destinations. With an operational passenger fleet of over 180 aircraft and over 16,000 crew members, Azul has more than 300 direct routes. Azul was named by Cirium (a leading aviation data analysis company) as one of the two most punctual airlines in the world in 2023. In 2020, Azul won the award for best airline in the world by TripAdvisor Travelers' Choice, being the only Brazilian company to receive this recognition.

For more information, visit ri.voeazul.com.br.

Contacts:

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196 1035
invest@voeazul.com.br	imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 27, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer